EXHIBIT 99.2
TRADING DATA

The following table sets forth all transactions with respect to shares of Common Stock effected in the last sixty days by the Reporting Person in respect of the shares of Common Stock, inclusive of any such transactions effected prior to the filing hereof. Except as otherwise indicated, all such transactions were purchases or sales of shares of Common Stock effected in the open market.

Trade Date	Buy/Sell	Quantity	Price Per Share (USD)	Total Cost Value (USD)
6/5/2026	Buy	55,738	110.90[1][2][3]	6,181,191.12[4]
6/5/2026	Buy	162,604	109.52[1][2][5]	17,808,389.54[4]
6/5/2026	Buy/Sell	4,537,668[6]	Applicable Strike Price	Net Premium
6/4/2026	Buy	150,000	110.31[1][2][7]	16,546,680.92[4]
6/4/2026	Buy	434,306	109.42[1][2][8]	47,522,883.79[4]
5/28/2026	Buy/Sell	1,011,990[6]	Applicable Strike Price	Net Premium
5/26/2026	Buy/Sell	2,486,400[6]	Applicable Strike Price	Net Premium
5/20/2026	Buy/Sell	1,931,901[6]	Applicable Strike Price	Net Premium
5/19/2026	Buy/Sell	2,502,699[6]	Applicable Strike Price	Net Premium
5/15/2026	Buy/Sell	3,400,000[6]	Applicable Strike Price	Net Premium
5/8/2026	Buy/Sell	1,000,000[6]	Applicable Strike Price	Net Premium
5/1/2026	Buy	25,000	117.80[1][2]	2,945,000.00[4]

(1) Rounded to the nearest cent.
(2) Price per share does not include any commissions or other fees paid.
(3) The price reported is a weighted average price. These shares were bought in transactions through a broker-dealer at prices ranging from $110.49 to $111.16, inclusive. The Reporting Person undertakes to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 3.
(4) Total cost value includes any commission or other fees paid.
(5) The price reported is a weighted average price. These shares were bought in transactions through a broker-dealer at prices ranging from $109.03 to $109.65, inclusive. The Reporting Person undertakes to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 5.
(6) Represents Put/Call Pairs (as such term is defined in the body of the Schedule 13D).
(7) The price reported is a weighted average price. These shares were bought in transactions through a broker-dealer at prices ranging from $110.16 to $110.35, inclusive. The Reporting Person undertakes to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 7.
(8) The price reported is a weighted average price. These shares were bought in transactions through a broker-dealer at prices ranging from $108.75 to $109.64, inclusive. The Reporting Person undertakes to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 8.